Exhibit (p)(35)

Spears Abacus Advisor LLC Code of Ethics

Code of Ethics

Duties of CCO

The CCO is responsible for administering the code of ethics. Any questions or concerns, including violations, with regard to the code of ethics should be promptly brought to the attention of the CCO.

Notwithstanding anything to the contrary herein, the CCO, or in her absence a person duly authorized to take her place, (1) may refuse to authorize a personal transaction that is permitted by the code of ethics when she determines that such transaction would be inappropriate under the circumstances and (2) may approve a personal transaction that is proscribed by the code of ethics or that is not described herein when she determines that the transaction would not be adverse to the interests of the clients of the firm and does not create an actual or potential conflict of interest or the appearance of a conflict of interest. Notwithstanding the foregoing, the CCO or other authorized person may waive only provisions of the code of ethics that are not required by rule 204A-1 under the Advisers Act, and the basis for such action should be set forth in a writing maintained in our files. In addition, regardless of prior authorization, the CCO may decide that a transaction by an Access Person or an Affiliated Person should be rebooked to our error account. The CCO may act through a designee if and to the extent permitted under the Advisers Act and as she deems appropriate.

Duties of Supervised Persons and Access Persons

Each Supervised Person will act on our behalf in a manner that complies with all laws and regulations under which we must operate, including without limitation the federal securities laws. For these purposes, the federal securities laws include the Advisers Act, the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, Title V of the Gramm-Leach-Bliley Act (1999) regarding privacy, the Bank Secrecy Act, and any rules adopted under these statutes.

Nonpublic information regarding the firm and its businesses, employees, clients, suppliers, or vendors is confidential. Except in connection with the performance of their duties, Supervised Persons may neither disclose this information nor use it for trading in securities or for other personal gain so long as they are, and after they cease to be, Supervised Persons. Any Supervised Person who becomes aware, directly or indirectly, of a violation of the code of ethics, the insider trading policy, or a related law or rule should report the violation promptly to the CCO.

Further, all Supervised Persons should also promptly comply with any other annual compliance certification procedures established by the CCO. In addition, Access Persons are required to submit quarterly reports regarding personal securities transactions, as well as an annual report disclosing securities holdings, on behalf of themselves and their Affiliated Persons.

All personal securities transactions should be conducted in compliance with the code of ethics and the insider trading policy and in such a manner as to avoid any actual or potential conflict of interest, any appearance of a conflict of interest, or any abuse of our position of trust and responsibility. Supervised Persons are required to resolve any doubt as to the meaning of the code of ethics or the insider trading policy in favor of the highest standards of ethical conduct. The code of ethics and the insider trading policy do not attempt to identify all possible ethical requirements, and literal compliance with each of its specific provisions will not shield a Supervised Person from liability for personal trading or other conduct that violates our fiduciary duty to our clients.

Neither the firm nor any Supervised Person may engage in any manipulative practices, including such practices as “portfolio pumping” and “window dressing,” as described more fully elsewhere in this manual.

The firm encourages each Supervised Person to consult in advance with the CCO regarding any question concerning the propriety or reasonableness of a prospective transaction governed by the code of ethics or the insider trading policy.

Personal Securities Transactions

The firm and each Access Person owe our clients a duty of loyalty and a duty of care. While the firm permits Access Persons and their Affiliated Persons to engage in personal securities transactions, the firm recognizes that these transactions involve the potential for conflicts of interest.

In general, an Access Person and his Affiliated Persons may not purchase or sell securities for his own account prior to our recommending the securities to, or purchasing or selling the securities for, our clients if the purchase or sale might disadvantage our clients in terms of the price of the security. This practice is sometimes called front-running.

Furthermore, neither an Access Person nor his Affiliated Persons may misappropriate the investment opportunity of a client. By way of illustration, an Access Person may not purchase securities for his own account if the purchase would preclude or hinder clients of the firm from purchasing securities that the firm would otherwise have recommended to or purchased or sold for them.

Access Persons and their Affiliated Persons are discouraged from short-term trading, meaning the purchase and sale, or sale and purchase, of the same or an equivalent security within sixty calendar days. In her discretion, the CCO may prohibit such a transaction or require the profits from such trading to be disgorged.

The CCO will maintain a written record of the consideration and determination regarding any possible short-term trading.

We have established the following guidelines and restrictions with respect to personal securities transactions:

1. Access Persons and their Affiliated Persons may generally have accounts holding securities (as defined below) either through the firm or elsewhere, so long as these accounts are promptly reported to the CCO and the broker-dealer or custodian carrying the account is promptly instructed to send duplicate copies of all statements and transaction confirmations to the attention of the CCO. For these purposes, “securities” include equity securities, debt securities, securities of Reportable Funds, certain derivatives, and options (except options on futures). “Securities” also include securities that are being offered in an initial public offering and securities to be acquired in a private offering pursuant to Regulation D or sections 4(2) or 4(6) of the Securities Act of 1933, including securities of private hedge funds and private equity funds.

1. Neither an Access Person nor his Affiliated Persons may effect a personal securities transaction unless specifically authorized by the CCO in advance of the transaction. The CCO will maintain a written record of each request and her response, which may be in the form of a series of electronic communications.

2. An Access Person or his Affiliated Persons may execute a personal transaction only on a day when, to the actual knowledge of the Access Person, the firm does not have a trade pending for the accounts of our clients in the same security, unless all client trades have been fully executed.

4. Neither a Supervised Persons nor his Affiliated Persons may effect any transaction in a security (including without limitation short-selling and the use of put and call options) that (a) has an economic effect opposite to a discretionary client transaction on the same day or (b) has an economic effect opposite to the portfolio holding of any client, unless prior to any such transaction, the Supervised Person makes such a request to the CCO, specifying the reasons and justification for such a transaction, and the CCO authorizes the transaction based upon a determination that the transaction does not disadvantage the clients or the firm or create a real or potential conflict of interest or the appearance of a conflict of interest. The CCO will maintain a written record of such request and her response.

5. Neither the firm nor any Access Person may purchase a security from or sell a security to a client of the firm.

6. No Access Person may, directly or indirectly, invest in any business, partnership, sole proprietorship, or joint venture that directly or indirectly competes with services provided by the firm, except where the investment represents a passive and insignificant ownership in a publicly traded company. The making of any such investment is subject to the code of ethics.

7. No Access Person may invest in the securities of a supplier or vendor of the firm, except where the investment represents a passive and insignificant ownership in a publicly traded company and the Access Person does not participate and is not expected to participate in, or is not responsible for decisions involving business transactions with, the supplier or vendor. The making of any such investment is subject to the code of ethics. If an Access Person has an existing investment in the securities of a supplier or vendor of the firm and participates or is expected to participate in, or is responsible for decisions involving business transactions with, the supplier or vendor, the Access Person will promptly disclose the investment to the CCO and will refrain from participation in such decisions unless authorized in writing in advance by the CCO.

Reporting

Each Access Person is required to submit to the CCO a quarterly report form regarding all Reportable Transactions (as defined below) executed by the Access Person and his Affiliated Persons during the prior quarter. The report is required to be submitted within thirty days following the end of each calendar quarter. An Access Person is required to notify the CCO of any account established during the quarter by him or his Affiliated Persons using this quarterly form.

In addition, each Access Person is required to submit to the CCO an annual report form regarding all Reportable Securities held by the Access Person and his Affiliated Persons as of December 31 of each year, or such other date as the CCO may select in her discretion. This report is required to be submitted within forty-five days following December 31 or the other selected date.

Each newly hired Supervised Person is required to submit to the CCO an initial report disclosing all reportable securities held by the Supervised Person and all of his Affiliated Persons. This report is required to be submitted within ten days after the relationship of the person and the firm commences.

For these purposes “Reportable Transactions” are all transactions in securities except (a) transactions in accounts over which a person has no direct or indirect influence or control, (b) transactions effected pursuant to an automatic investment plan (such as a dividend reinvestment plan), and (c) transactions in securities that are not Reportable Securities. “Reportable Securities” are all securities except (1) direct obligations of the government of the United States, (2) bankers’ acceptances, (3) bank certificates of deposit, (4) commercial paper and high-quality short-term debt instruments, including repurchase agreements, (5) shares issued by registered openend investment companies (such as a mutual fund) that are not Reportable Funds, and (6) shares issued by unit investment trusts that are invested exclusively in one or more open-end investment companies that are not Reportable Funds.